Exhibit 99.1

For Immediate Release

For Information Contact:
Doug Kelsall   Kristi Emerson
Executive Vice President and CFO   Public Relations Manager
303.873.3897   303.873.3788
dougk@ecollege.com   kristie@ecollege.com

eCollege^(SM) Outlines Financial Guidance for 2004
eCollege Increases Prior Guidance for Revenue and EBITDA

DENVER - January 21, 2003 - eCollege^(SM) [Nasdaq: ECLG], a leading provider of value-added information services to the post-secondary education market, today announced financial guidance for 2004. Highlights of the Company's 2004 financial plan (including both its eLearning Division and its Enrollment Division, Datamark) are as follows:

- It expects revenue to range from $84 to $87 million, an increase from the prior guidance of $80 million. This also represents an increase of approximately 130 percent from the Company's 2003 total revenue, which includes only two months of Datamark's results.
- It expects approximately 60 percent of revenue to come from the Datamark Enrollment Division, and approximately 40 percent of revenue to come from the eCollege eLearning Division. Revenue is expected to increase each quarter throughout the year.
- It expects income from operations to range from $9.5 to $11.5 million.
- It expects net income to range from $4.4 to $6.4 million, excluding any provision or benefit for taxes due to its net operating loss carry forwards of approximately $63 million, resulting in an EPS of $0.20 to $0.29.
- It expects non-cash charges of $7.5 to $7.7 million, including:
  - Stock-based compensation of $2.1 to $2.2 million
  - Amortization of identifiable intangible assets associated with the Datamark acquisition of approximately $1.5 million
  - Non-cash interest expense of approximately $1.2 million
  - Depreciation of property and equipment and amortization of capitalized software of $2.7 to $2.8 million
- It expects EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) adjusted for non-cash stock-based compensation expense ("Adjusted EBITDA") to range from $15.8 to $17.8 million, an increase from prior guidance of $14 million.
- It expects capital expenditures of approximately $2.4 to $2.8 million and cash balances at year end of $23 to $27 million, including cash available under its line of credit.

"The Datamark acquisition is progressing as we anticipated. We expect it to be mildly accretive on an EPS basis in 2004, and to approximately double our EBITDA in 2004," said Oakleigh Thorne, chairman and CEO of eCollege. "Because of the magnitude of non-cash charges resulting from the combination of the companies, we believe it is meaningful for investors to look at Adjusted EBITDA as the best measure for understanding eCollege's ability to generate cash flow from operations."

eCollege also announced the following:

- It has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," using the prospective method for the year ending December 31, 2003. This change in accounting policy will result in the expensing of all stock-based compensation awards as they are earned. The 2004 guidance includes the effects of this change.

- It expects its pro forma Q4 2003 financial results to be on the high end of its prior guidance of revenue of $18.6 to $19.8 million, and operating income before interest expense of $2.4 to $2.8 million, excluding one-time expenses of approximately $750 thousand associated with the Datamark transaction.

Reconciliation of Adjusted EBITDA[1]

(Amounts below are estimates and stated in millions)

	2004
Net Income	**$ 4.4 - 6.4**
Adjustments for Non-Cash Charges:	
Stock-Based Compensation	2.1 - 2.2
Amortization of Intangible Assets	1.5 - 1.6
Non-Cash Interest Expense	1.1 - 1.2
Adjusted Net Income	**$ 9.2 - 11.2**
Depreciation and Amortization	2.7 - 2.8
Cash Interest Expense	3.8 - 4.0
Adjusted EBITDA[1]	**$ 15.8 - 17.8**

_____

[1] EBITDA and Adjusted EBITDA are not generally accepted accounting principle, or "GAAP," measures. However, management believes, based on feedback from investors, analysts and other users of the Company's financial information, that Adjusted EBITDA is an appropriate measure of evaluating the operating performance of the Company at this stage in its life cycle because Adjusted EBITDA is an indication of the resources available for strategic opportunities and is used by many investors to assess the Company's profitability from current operations. Further, as a result of the Company's recent acquisition of Datamark, and the borrowings that were made to facilitate this transaction, Adjusted EBITDA has been defined by the Company's lenders as an important metric, and is used in the Company's debt compliance covenants. However, this measure should be considered in addition to, not as a substitute for or superior to, net income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. Because Adjusted EBITDA is used by some investors, analysts and other users of the Company's financial information as a performance measure, Adjusted EBITDA is reconciled herein to projected net income.

As previously announced, eCollege will hold a conference call at 3 p.m. Mountain time (5 p.m. Eastern time) today to discuss guidance for 2004. eCollege will broadcast the conference call live over the Internet and interested parties can access the webcast through eCollege's Web site at www.eCollege.com.

Additionally, a replay of the call will be available via telephone from approximately 6 p.m. Mountain time (8 p.m. Eastern time) on January 21, 2004 until 6 p.m. Mountain time (8 p.m. eastern time) on January 28, 2004. To listen to the replay, participants should dial 800-642-1687 and enter the conference ID: 4811907. Additionally, a webcast replay will be available through eCollege's Web site for the next 12 months.

About eCollege

eCollege [Nasdaq: ECLG] is a leading provider of value-added information services to the post-secondary and K-12 education markets. The Company's eLearning Division designs, builds and supports some of the most successful, fully online degree, certificate/diploma and professional development programs in the country. The Company's Enrollment Division, Datamark, Inc., helps institutions build new enrollments and increase student retention. Customers include publicly traded for-profit institutions, community colleges, public and private universities, school districts, and state departments of education. eCollege was founded in 1996 and is headquartered in Denver. Datamark was founded in 1987 and is headquartered in Salt Lake City. For more information, visit www.eCollege.com and www.Datamark.com.

This news release contains statements that are not historical in nature and that may be characterized as "forward-looking statements" within the meaning of the securities laws. Examples of these forward-looking statements would include statements about expected future revenue, expenses, operating income, net income, non-cash charges, EBITDA, Adjusted EBITDA, cash and cash equivalents, profitability and any other statements that are not historical facts. These statements are based on management's current expectations and are subject to a number of uncertainties and risks. Actual results may differ materially. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to: the difficulty in predicting future growth due to the undeveloped and rapidly changing market for our products and services; we operate in a highly competitive market; a significant portion of our revenue is generated from a relatively small number of customers; the market for online learning in higher education is in an early stage and may not continue to develop; the possibility that we may not be able to achieve continued growth or profitability, or maintain current levels of revenue; our customers' ability to continue to build and grow their online programs; substantial competition, including pricing competition, in the online education and enrollment and retentions services markets; our lengthy sales cycle; our network infrastructure and computer systems failing; the vulnerability of our network to security risks; technological developments, emerging industry standards and government regulations, and customer requirements, which continually require us to improve our software and services; the possibility that we many not be able to raise additional capital on acceptable terms; the use in these estimates of preliminary allocations of the assets acquired and liabilities assumed from Datamark and the possibility that the Datamark operations could be disruptive to our existing business, may not be successfully integrated, and may not live up to financial or business expectations and the additional debt incurred increases our leverage and fixed debt service obligations; and such other factors as are discussed in our most recent Form 10-Q Quarterly Report filed with the U.S. Securities and Exchange Commission ("SEC"), which you are encouraged to review in connection with this release. We believe that these forward-looking statements are reasonable, however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this release. We are not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this release.

eCollege is a service mark of eCollege. All other trademarks or registered trademarks are the property of their respective owners.

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